UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LNL Agents’

401(k) SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation

150 N.  Radnor Chester Road

Radnor,  PA  19087

LNL Agents’ 401(k) Savings Plan

Audited Financial Statements

and Supplemental Schedule

As of December 31, 2013 and 2012, and for the

Year Ended December 31, 2013

Contents

Report of Independent Registered Public Accounting Firm.............................................................................................................................1

Audited Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year).....................................................................................................................12

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Benefits Committee

LNL Agents’ 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of LNL Agents’ 401(k) Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LNL Agents’ 401(k) Savings Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is  presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 30, 2014

LNL Agents’ 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2013	2012
Assets
Investments:
Mutual funds	$31,140,231	$60,000,034
Collective investment trusts	87,717,421	40,755,316
Common stock - Lincoln National Corporation	38,076,975	22,056,591
Investment contract - The Lincoln National Life Insurance Company	42,582,160	39,670,215
Money market fund	1,168,849	780,282
Brokerage account	5,129,423	2,745,978
Total investments	205,815,059	166,008,416

Notes receivable from participants	3,692,974	3,486,844
Contributions receivable from plan sponsor	1,147,431	-
Net assets available for benefits	$210,655,464	$169,495,260

See accompanying Notes to the Financial Statements

LNL Agents’ 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2013
Additions
Net investment income (loss):
Net appreciation (depreciation) of investments	$43,155,884
Interest and dividends	3,316,811
Total net investment income (loss)	46,472,695

Interest income on notes receivable from participants	198,579

Contributions:
Plan sponsor	2,717,105
Participant	6,312,655
Rollover	945,226
Total contributions	9,974,986
Total additions	56,646,260

Deductions
Benefits paid to participants	15,773,570
Administrative expenses	56,366
Total deductions	15,829,936

Net increase (decrease) before transfer of assets	40,816,324
Transfers from (to) affiliated plans	343,880
Net increase (decrease)	41,160,204

Net assets available for benefits
Beginning of year	169,495,260
End of year	$210,655,464

See accompanying Notes to the Financial Statements

LNL Agents’ 401(k) Savings Plan

Notes to the Financial Statements

1.   Description of the Plan

The following description of the LNL Agents’ 401(k) Savings Plan (“Plan”) is a summary only and the detailed Plan document can be obtained from Lincoln National Corporation (“LNC”) Human Resources (“Plan Administrator”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan may be amended from time to time in order to comply with changes in applicable laws and to make changes in Plan administration.

Eligibility

The Plan is a contributory, defined contribution plan that covers eligible full-time agents of The Lincoln National Life Insurance Company (“LNL”  or the “Plan Sponsor”), Lincoln Financial Advisors Corporation (“LFA”) and Lincoln Life & Annuity Company of New York.

Contributions

Participants are permitted to make pre-tax contributions or elect to reduce their compensation to make Roth 401(k) contributions at a combined rate of at least 1% but not more than 50% of eligible earnings (10% for highly compensated agents, as defined in the Plan document, beginning January 1, 2008), up to a maximum annual amount as determined under applicable law.  Roth 401(k) contributions are includable in a participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as determined by the Internal Revenue Service (“IRS”) and ERISA.

Plan Sponsor matching contributions are made to the participants’ accounts in accordance with the Plan.  The Plan Sponsor matching contribution for eligible participants is equal to 50% of each participant’s contributions, not to exceed 6% of eligible earnings.  In addition, the Plan Sponsor may contribute an additional discretionary match to eligible LFA participants.  The Plan Sponsor discretionary match is an amount determined by the sole discretion of LNL’s Board of Directors.  One requirement for eligibility for the discretionary match is that the participant must have an agent relationship with LNL or an affiliate as of the last day of the year or have died, retired or became disabled during the year.  The amount of the Plan Sponsor discretionary matching contribution varies according to whether LFA has met certain performance-based criteria, as determined by LNL’s Board of Directors.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various mutual funds, collective investment trusts, a guaranteed investment contract issued by LNL, and the LNC common stock fund as investment options for participants. In addition, participants have the option of utilizing a self-directed brokerage account (“brokerage account”), through which participants are able to invest in a variety of securities including mutual funds, equities, or certain fixed-income securities, in accordance with the Plan document.

Participant Accounts

Separate accounts are maintained for each participant.  Each participant’s account is credited with the participant’s contributions and rollover, the Plan Sponsor contributions and applicable investment income or losses based upon the participant’s election of investment options.

Vesting

Participants’ contributions and earnings thereon are fully vested at all times.  Plan Sponsor contributions vest based upon years of service as defined in the Plan document as follows:

Years of Service	Percent Vested
1	0%
2	50%
3 or more	100%

Forfeitures

LNL Agents’ 401(k) Savings Plan

Notes to the Financial Statements

Upon a participant’s termination, the unvested portion of the participant’s account is forfeited.  Forfeited non-vested amounts may be used to reduce future Plan Sponsor contributions or pay administrative expenses of the Plan.  During the year ended December 31, 2013, forfeitures of $7,551 were used to reduce Plan Sponsor contributions.  At December 31, 2013 and 2012, unallocated forfeitures were $697 and $677, respectively.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of 50% of the participant’s vested account value or $50,000, reduced by the highest outstanding loan balance in the previous 12-month period.  Loan terms range from 1 to 5 years or up to 20 years for the purchase of a principal residence.  Participant loans bear interest at a rate commensurate with prevailing rates for loans of a similar type as determined by the Plan Administrator.  Interest rates on outstanding participant loans ranged from 4.20% to 10.50% with maturities through 2033 as of December 31, 2013.

Benefit Payments

Upon termination of service due to disability, retirement, or termination, a participant may elect to receive either a lump-sum amount equal to the participant’s vested interest in his or her account or an installment option if certain criteria are met; in case of death, the participant’s beneficiary makes that election.

Participants with vested account balances less than $1,000 are immediately distributed as a lump-sum under the terms of the Plan, without the participant’s consent, unless the participant has made a timely election of rollover to an Individual Retirement Account or other qualified arrangement.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, all non-vested participant account balances would become fully vested.

2.   Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Investments Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Fully Benefit-Responsive Investment Contracts Topic, investment contracts held by a defined contribution plan that are fully benefit-responsive are required to be reported at fair value.   However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract.  The LNL investment contract held by the Plan is carried in the Statements of Net Assets Available for Benefits at contract value, which approximates the fair value of the investment contract.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded when earned.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are valued at unpaid principal balance plus any accrued interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Benefit Payments

LNL Agents’ 401(k) Savings Plan

Notes to the Financial Statements

Benefits are recorded when paid.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan document.

Accounting Estimates and Assumptions

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain amounts reported in the financial statements.   Actual results may differ from those estimates and assumptions.

Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.   Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2013	2012
Mutual funds:
American Funds Growth Fund of America R-6	$17,884,083	$-
Dodge & Cox International Stock	13,256,148	9,495,267
American Funds Growth Fund of America R-5	-	12,422,538
Vanguard Institutional Index	-	12,163,656
Columbia Acorn Select-Z Fund	-	11,412,830

Collective investment trusts:
Delaware Large Cap Value Trust	12,453,413	*
Delaware Foundation Diversified Income Trust	-	10,615,832

LNC common stock	38,076,975	22,056,591

LNL investment contract	42,582,160	39,670,215

*Represents less than 5% of the fair value of the Plan’s net assets.

During the year ended December 31, 2013, all of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$10,510,227
Collective investment trusts	12,047,418
LNC common stock	20,240,785
Brokerage account	357,454
$43,155,884

LNL Agents’ 401(k) Savings Plan

Notes to the Financial Statements

4.   Fair Value of Financial Investments

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Pursuant to the Fair Value Measurements and Disclosures Topic of the FASB ASC, the financial instruments carried at fair value are categorized into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique.    The three-level hierarchy for fair value measurement is defined as follows:

•	Level 1: Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

•

Level 2: Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

•

Level 3: Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following is a description of the valuation methodologies used for investments measured at fair value pursuant to the fair value hierarchy.

LNC Common Stock (including common stock within the brokerage account)

LNC common stock and common stock within the brokerage account are valued at the closing price on the last business day of the Plan year on the active market on which the individual security is traded.  The inputs used to measure the fair value of LNC common stock and common stock within the brokerage account are classified as Level 1 within the fair value hierarchy.

Mutual Funds (including mutual funds within the brokerage account)

Mutual funds, including those within the brokerage account, are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund that focus on accumulating earnings while maintaining the appropriate level of diversified risk.  The inputs used to measure the fair value of the mutual funds, including those within the brokerage account, are classified as Level 1 within the fair value hierarchy.

Collective Investment Trusts

Collective investment trusts are public investment vehicles, valued using the NAV provided by the administrator of the trust, that focus on stability of maintaining principal and a steady growth of earnings while matching the appropriate level of risk to the type of trust.  There are currently no redemption restrictions on the collective investment trusts.  The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is quoted on a private market that is not active; however, the unit price of the underlying investments is traded on an active market.  The inputs used to measure the fair value of the collective investment trusts are classified as Level 2 within the fair value hierarchy.

Money Market Fund (including the money market fund within the brokerage account)

The money market fund, including the money market fund within the brokerage account, is a public investment vehicle valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.  The NAV is quoted on a private market that is not active; however, the unit price of the underlying investments is traded on an active market.  The inputs used to measure the fair value of the money market fund, including the money market fund within the brokerage account, are classified as Level 2 within the fair value hierarchy.

LNL Investment Contract

The LNL investment contract is a fully benefit-responsive investment contract and is reported at contract value, which approximates fair value.  Contract value represents participant contributions, plus earnings at guaranteed crediting rates, less participant withdrawals.  As a result, the LNL investment contract is classified as Level 3 within the fair value hierarchy.  For further information, see Note 5.

LNL Agents’ 401(k) Savings Plan

Notes to the Financial Statements

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2013 or December 31, 2012.  There were no significant transfers between Level 1, Level 2 or Level 3 for the year ended December 31, 2013.

The valuation methods described above and in Note 5 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets:

	As of December 31, 2013
	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets:
Mutual funds:
Growth	$17,884,083	$-	$-	$17,884,083
International	13,256,148	-	-	13,256,148
Collective investment trusts:
Small-Mid Cap Value Fund	-	2,616,544	-	2,616,544
Large Cap Value Trust	-	12,453,413	-	12,453,413
Small-Mid Cap Growth Trust	-	10,065,934	-	10,065,934
Large Cap Growth Trust	-	8,377,699	-	8,377,699
Diversified Income Trust	-	7,520,298	-	7,520,298
International Growth Fund	-	8,553,267	-	8,553,267
Diversified Real Asset Fund	-	1,197,139	-	1,197,139
Target Retirement Funds	-	29,211,701	-	29,211,701
International Equity Fund	-	923,477	-	923,477
Small-Mid Cap Index Fund	-	2,965,078	-	2,965,078
Large Cap Index Fund	-	3,665,520	-	3,665,520
U.S. Bond Index Fund	-	167,351	-	167,351
LNC common stock	38,076,975	-	-	38,076,975
LNL investment contract	-	-	42,582,160	42,582,160
Money market fund	-	1,168,849	-	1,168,849
Brokerage account	3,951,008	1,178,415	-	5,129,423
Total investments	$73,168,214	$90,064,685	$42,582,160	$205,815,059

LNL Agents’ 401(k) Savings Plan

Notes to the Financial Statements

	As of December 31, 2012
	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets:
Mutual funds:
Conservative	$29,333,276	$-	$-	$29,333,276
Moderate	4,076,118	-	-	4,076,118
Growth	17,095,373	-	-	17,095,373
International	9,495,267	-	-	9,495,267
Collective investment trusts:
Large Cap Value Trust	-	8,452,861	-	8,452,861
International Equity Trust	-	765,029	-	765,029
Small Cap Growth Trust	-	7,291,290	-	7,291,290
Diversified Income Trust	-	10,615,832	-	10,615,832
Large Cap Growth Trust	-	6,132,713	-	6,132,713
International Growth Fund	-	7,497,591	-	7,497,591
LNC common stock	22,056,591	-	-	22,056,591
LNL investment contract	-	-	39,670,215	39,670,215
Money market fund	-	780,282	-	780,282
Brokerage account	1,662,107	1,083,871	-	2,745,978
Total investments	$83,718,732	$42,619,469	$39,670,215	$166,008,416

Rollforward of Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31:

LNL Investment
Contract
2013
Balance, beginning of year	$39,670,215
Purchases	9,244,341
Sales	(6,332,396)
Balance, end of year	$42,582,160

LNL Investment
Contract
2012
Balance, beginning of year	$37,076,901
Purchases	7,943,777
Sales	(5,327,495)
Settlements	(22,968)
Balance, end of year	$39,670,215

LNL Agents’ 401(k) Savings Plan

Notes to the Financial Statements

5.   LNL Investment Contract

The LNL investment contract is a group fixed annuity contract, backed by the creditworthiness of LNL, which has no maturity date.  Deposits made to the investment contract are deposited in LNL’s general account.  LNL is contractually obligated to repay the principal and a specified crediting interest rate that is guaranteed to the Plan.  There are no reserves against contract value for credit risk of LNL or otherwise.  Participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account balance at contract value within reasonable time frames.  Restrictions apply to the aggregate movement of funds to other investment options.

The investment contract has a credited interest rate that is based on the three-year average of the Barclays Capital U.S. Intermediate Government / Credit Bond Index plus 20 basis points and can be changed quarterly.  The average yield and crediting interest rate were 3.00% for December 31, 2013 and 2012, respectively.

There is no event that limits the ability of the Plan to transact at less than contract value with LNL. There are also no events or circumstances that would allow LNL to terminate the group fixed annuity contract with the Plan and settle at an amount different from contract value.

6.   Income Tax Status

The Plan has received a determination letter from the IRS dated September 17, 2013, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan has been amended.  However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

The Plan Administrator has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the applicable statute of limitations.

7.   Party-in-Interest Transactions

The Plan’s investments represent funds invested in, or maintained by, Wilmington Trust, Lincoln Retirement Services Company, LLC (“LRSC”) and TD Ameritrade.  Wilmington Trust is the Trustee for the Plan assets, LRSC, an affiliate of LNC, is the recordkeeper for the Plan and TD Ameritrade is the custodian of the brokerage account assets and, therefore, these investments represent exempt party-in-interest transactions.  All fees paid to LRSC for its services provided to the Plan were paid by LNC.

8.   Concentrations of Credit Risks

As of December 31, 2013, the Plan had investments in LNC common stock and the LNL investment contract of $38,076,975 and $42,582,160, respectively (18% and 20% of net assets, respectively).  As of December 31, 2012, the Plan had investments in LNC common stock and the LNL investment contract of $22,056,591 and $39,670,215, respectively (13% and 23% of net assets, respectively).  LNC and LNL operate predominately in the insurance and investment management industries.

9.   Related Party Transactions

The Plan invests in the LNL investment contract, which is a guaranteed investment contract in the general account of LNL.  The fair value of the LNL investment contract was $42,582,160 and $39,670,215 at December 31, 2013 and 2012, respectively.  Total interest and dividends from the LNL investment contract was $1,226,553 for the year ended December 31, 2013.

At December 31, 2013, Wilmington Trust held approximately 3,871,000 shares of LNC common stock in the Lincoln Stock Fund, of which approximately 19% was allocable to the Plan.  At December 31, 2012,  Wilmington Trust held approximately 4,451,000 shares of LNC common stock in the Lincoln Stock Fund, of which approximately 19% was allocable to the Plan.  During the year ended December 31, 2013, Wilmington Trust recorded dividend income on LNC common stock of approximately $2,004,000, of which approximately 19% was allocable to the Plan.

Supplemental Schedule

LNL Agents’ 401(k) Savings Plan

Plan Number: 006

EIN: 35-0472300

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

As of December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,	Description of Investment,
	Borrower,	including Maturity Date,
	Lessor or	Rate of Interest,	Cost	Current
	Similar Party	Par or Maturity Value	**	Value

	Mutual funds:
	American Funds	Growth Fund of America R-6		$17,884,083
	Dodge & Cox	International Stock		13,256,148
	Total mutual funds			31,140,231

	Collective investment trusts:
	Boston Company Asset Management, LLC	U.S. Small-Mid Cap Value Fund		2,616,544
	Delaware Foundation	Large Cap Value Trust		12,453,413
	Delaware Foundation	Small-Mid Cap Growth Trust		10,065,934
	Delaware Foundation	Large Cap Growth Trust		8,377,699
	Delaware Foundation	Diversified Income Trust		7,520,298
	MFS	International Growth Fund		8,553,267
	PIMCO	Diversified Real Asset Fund		1,197,139
	State Street Global Advisors Ltd.	Target Retirement Income Fund		2,165,125
	State Street Global Advisors Ltd.	Target Retirement 2010 Fund		4,130,695
	State Street Global Advisors Ltd.	Target Retirement 2015 Fund		5,105,965
	State Street Global Advisors Ltd.	Target Retirement 2020 Fund		6,118,323
	State Street Global Advisors Ltd.	Target Retirement 2025 Fund		4,423,625
	State Street Global Advisors Ltd.	Target Retirement 2030 Fund		3,387,985
	State Street Global Advisors Ltd.	Target Retirement 2035 Fund		1,621,822
	State Street Global Advisors Ltd.	Target Retirement 2040 Fund		1,320,802
	State Street Global Advisors Ltd.	Target Retirement 2045 Fund		259,038
	State Street Global Advisors Ltd.	Target Retirement 2050 Fund		305,501
	State Street Global Advisors Ltd.	Target Retirement 2055 Fund		372,820
	State Street Global Advisors Ltd.	Global All Cap Equity Fund		923,477
	State Street Global Advisors Ltd.	Russell Small/Mid Cap Index Fund		2,965,078
	State Street Global Advisors Ltd.	Russell Large Cap Index Fund		3,665,520
	State Street Global Advisors Ltd.	U.S. Bond Index Fund		167,351
	Total collective investment trusts			87,717,421

*	LNC	Common stock		38,076,975

*	LNL	Investment contract - at contract value		42,582,160

*	Wilmington Trust	Money market fund		1,168,849

*	TD Ameritrade	Brokerage account		5,129,423

*	Participant loans	Maturing through July 2033, interest rates ranging from 4.20% to 10.50%		3,692,974
				$209,508,033

*	Represents a permitted party-in-interest
**	Cost information is not required for participant-directed investments

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of the LNL Agents’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LNL Agents’ 401(k) Savings Plan
By: /s/ George A. Murphy
Date: June 30, 2014	George A. Murphy on behalf of The Lincoln National
Corporation Benefits Committee